EXHIBIT 99.1

O2Micro Reports Third Quarter 2016 Financial Results

GEORGE TOWN, Grand Cayman, Nov. 02, 2016 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  O2Micro reports non-GAAP net income per fully diluted ADS of 0.07 and GAAP net income per fully diluted ADS of $0.05

  Company experienced strong design activity in solutions for backlighting, general lighting, battery, smartphone and tablet markets; expecting products to continue to ramp in the fourth quarter of 2016.

  Expects revenue to be up approximately 2-8 percent sequentially in the fourth quarter of fiscal year 2016.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter of 2016, ending September 30, 2016.

Financial Highlights for the Third Quarter ending September 30, 2016:

O2Micro International Limited reported Q3 2016 revenue of $14.4 million with revenues up 9.2% from the prior quarter. The gross margin in the third quarter of 2016 was 52.6% and is up from 50.7% in the prior quarter. The gross margin exceeds our target range and varies primarily with revenue level and product mix. During the third quarter of 2016, the company recorded total GAAP operating expenses of $8.7 million, compared to $8.8 million in prior quarter. The respective GAAP operating margins for the third quarter of 2016 and the second quarter of 2016 were (7.6%) and (15.8%).

GAAP net income was $1.3 million in Q3 2016. This compares to a GAAP net loss of $2.0 million in the second quarter of 2016. GAAP net income per fully diluted ADS was $0.05 in Q3 2016. This compares to a GAAP net loss per fully diluted ADS of $0.08 in Q2 2016.

Supplementary Data:

The company ended the third quarter of 2016 with $53.1 million in unrestricted cash and short-term investments or $2.07 per outstanding ADS. The accounts receivable balance was $6.6 million and represented 42 days sales outstanding at the end of Q3 2016. Inventory was $8.5 million or 116 days and turned over 3.1 times during Q3 2016. As of September 30, 2016, the company had $61.5 million in working capital and the book value was $81.3 million, or $3.18 per outstanding ADS.

As of September 30, 2016, O2Micro International Limited counted 365 employees, including 206 engineers.

Management Commentary:

“Third quarter 2016 financial results were within the range of the guidance that we provided in August as we continue to grow revenue and execute on our business objectives,” said Sterling Du, O2Micro’s Chairman and CEO. “Our fourth quarter revenue guidance reflects ongoing product ramps in our high potential growth drivers for the consumer and industrial end markets which include backlighting for the TV market, power tools, household appliances, LED lighting and smartphones and tablets. We believe our solutions for these product segments will continue to contribute to our top-line growth in upcoming quarters and lead O2Micro back to long term profitability.”

Conference Call: O2Micro will hold its third quarter conference call today, November 2, 2016, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	800-723-6498, pass code #4887486
INTERNATIONAL participants:	785-830-7989, pass code #4887486

A replay of the call will be available by phone until November 9th by visiting the following URL:
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTc5MTkwNTAmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==
passcode: 2927880

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 33,938 patent claims granted. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management’s current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following:  the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro’s business; changes in technology and industry standards, and O2Micro’s reaction to those factors; consumer and business buying decisions with respect to our customers’ products incorporating O2Micro’s products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro’s gross margins; the inventory risk associated with O2Micro’s need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro’s business which are currently obtained by the company from sole or limited sources; the effect that O2Micro’s dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Mcro’s international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro’s intellectual property that may negatively affect O2Micro’s business; O2Micro’s legal classifications with governmental and regulatory agencies; O2Micro’s dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro’s products; the effect that product and service quality problems could have on O2Micro’s sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro’s 20-F Annual Filings, Annual Report(s), 6-K’s, the Form F-1 filed in connection with the company’s initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

NET SALES	$14,445	$13,671	$40,652	$41,462

COST OF SALES	6,847	6,556	20,015	20,509

GROSS PROFIT	7,598	7,115	20,637	20,953

OPERATING EXPENSES (INCOME)
Research and development (1)	3,960	4,709	11,527	13,006
Selling, general and administrative (1)	4,741	5,827	14,615	17,818
Litigation income	-	-	(23)	-
Total Operating Expenses	8,701	10,536	26,119	30,824

LOSS FROM OPERATIONS	(1,103)	(3,421)	(5,482)	(9,871)

NON-OPERATING INCOME
Interest income	71	139	224	575
Foreign exchange gain (loss) – net	203	834	(304)	691
Gain on sale of real estate	1,725	268	1,725	767
Gain on sale of long-term investments	523	8	936	8
Other – net	195	97	623	347
Total Non-operating Income	2,717	1,346	3,204	2,388

INCOME (LOSS) BEFORE INCOME TAX	1,614	(2,075)	(2,278)	(7,483)

INCOME TAX EXPENSE	282	287	720	815

NET INCOME (LOSS)	1,332	(2,362)	(2,998)	(8,298)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(65)	(2,180)	508	(1,753)
Unrealized gain (loss) on available-for-sale securities	(530)	-	1	-
Unrealized pension gain	1	2	1	5
Total Other Comprehensive Income (Loss)	(594)	(2,178)	510	(1,748)

COMPREHENSIVE INCOME (LOSS)	$738	$(4,540)	$(2,488)	$(10,046)

EARNINGS (LOSS) PER ADS
Basic	$0.05	$(0.09)	$(0.12)	$(0.32)
Diluted	$0.05	$(0.09)	$(0.12)	$(0.32)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	25,608	25,896	25,660	26,163
Diluted (in thousands)	25,880	25,896	25,660	26,163

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$54	$76	$179	$246
Selling, general and administrative	$322	$374	$1,055	$1,202

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2016	2015
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$27,426	$41,199
Restricted cash	32	31
Short-term investments	25,642	11,233
Accounts receivable – net	6,597	5,197
Inventories	8,502	9,662
Prepaid expenses and other current assets	1,393	1,126
Assets held for sale	-	1,956
Total Current Assets	69,592	70,404

LONG-TERM INVESTMENTS	4,253	9,304

PROPERTY AND EQUIPMENT – NET	13,841	14,011

OTHER ASSETS	2,108	2,489

TOTAL ASSETS	$89,794	$96,208

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,771	$3,333
Income tax payable	266	2,245
Deferred tax liabilities	921	2,206
Accrued expenses and other current liabilities	3,131	4,896
Total Current Liabilities	8,089	12,680

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	277	272
Other liabilities	84	139
Total Other Long-Term Liabilities	361	411

Total Liabilities	8,450	13,091

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 and 1,660,786,600 shares as of September 30, 2016 and December 31, 2015,respectively
Outstanding –1,279,624,350 and 1,278,661,400 shares as of September 30, 2016 and December 31, 2015, respectively	33	33
Additional paid-in capital	142,388	141,886
Accumulated deficits	(41,384)	(38,386)
Accumulated other comprehensive income	5,334	4,824
Treasury stock – 389,412,250 and 382,125,200 shares as of September 30, 2016 and December 31, 2015, respectively	(25,027)	(25,240)
Total Shareholders’ Equity	81,344	83,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,794	$96,208

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:  ir@o2micro.com